October 31, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Attention:    Susan Block
Sonia Bednarowski

Re:        Quantum Fuel Systems Technologies Worldwide, Inc.
Registration Statement on Form S-3 (File No. 333-198463)
Request for Acceleration

Dear Ms. Block and Ms. Bednarowski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”) hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-198463) (the “Registration Statement”) be accelerated so that the same will become effective at 9:00 a.m., Eastern Standard Time, on Wednesday, November 5, 2014, or as soon thereafter as is practicable.
In connection with this request, the Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform W. Brian Olson at (949) 399-4569, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

/s/ W. Brian Olson
W. Brian Olson
President and Chief Executive Officer
Quantum Fuel Systems Technologies Worldwide, Inc.